Exhibit 95 Mine Safety Disclosures

Our principles at Sunrise Coal, LLC are safety, honesty, and compliance. We firmly believe that these values compose a dedicated workforce and with that, come high production. The core to this is our strong training programs that include accident prevention, workplace inspection and examination, emergency response and compliance. We work with the Federal and State regulatory agencies to help eliminate safety and health hazards from our workplace and increase safety and compliance awareness throughout the mining industry.

We are regulated by the Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. We present information below regarding certain violations which MSHA has issued with respect to our mines. While assessing this information please consider that the number and cost of violations will vary depending on the MSHA inspector and can be contested and appealed, and in that process, are often reduced in severity and amount, and are sometimes dismissed.

The disclosures listed below are provided pursuant to the Dodd-Frank Act. We believe that the following disclosures comply with the requirements of the Dodd-Frank Act; however, it is possible that future SEC rulemaking may require disclosures to be filed in a different format than the following.

The table that follows outline required disclosures and citations/orders issued to us by MSHA during the 1st Quarter 2019. The citations and orders outlined below may differ from MSHA`s data retrieval system due to timing, special assessed citations, and other factors.

Definitions:

Section 104(a) Significant and Substantial Citations “S&S”: An alleged violation of a mining safety or health standard or regulation where there exists a reasonable likelihood that the hazard outlined will result in an injury or illness of a serious nature.

Section 104(b) Orders: Failure to abate a 104(a) citation within the period of time prescribed by MSHA. The result of which is an order of immediate withdraw of non-essential persons from the affected area until MSHA determines the violation has been corrected.

Section 104(d) Citations and Orders: An alleged unwarrantable failure to comply with mandatory health and safety standards.

Section 107(a) Orders: An order of withdraw for situations where MSHA has determined that an imminent danger exists.

Section 110(b)(2) Violations: An alleged flagrant violation issued by MSHA under section 110(b)(2) of the Mine Act.

Pattern or Potential Pattern of Violations: A pattern of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of coal mine health or safety hazards under section 104(e) of the Mine Act or a potential to have such a pattern.

Contest of Citations, Orders, or Proposed Penalties: A contest proceeding may be filed with the Commission by the operator or miners/miner’s representative to challenge the issuance or penalty of a citation or order issued by MSHA.

MSHA Federal Mine ID#`s:

12-02349 – Carlisle Mine

12-02465 – Carlisle Preparation Plant

12-02460 – Ace in the Hole Mine

12-02394 – Oaktown Fuels No. 1

12-02418 – Oaktown Fuels No. 2

12-02462 – Oaktown Fuels Preparation Plant

12-02249 – Prosperity Mine

1st Quarter 2019

	Section	Section	Section	Section	Section	Proposed
	104(a)	104(b)	104(d)	107(a)	110(b)(2)	MSHA
	Citations	Orders	Citations/Orders	Orders	Violations	Assessments
Mine ID#						(In thousands)
12-02349	2	0	0	0	0	$1.60
12-02465	0	0	0	0	0	$0.00
12-02460	0	0	0	0	0	$0.50
12-02394	1	0	0	0	0	$2.90
12-02418	21	0	0	0	0	$32.45
12-02462	1	0	0	0	0	$1.75
12-02249	0	0	0	0	0	$0.00

	Section	Section
	104(e)	104(e)	Mining	Legal	Legal	Legal
	Notice	POV	Related	Actions	Actions	Actions
	Yes/No	Yes/No	Fatalities	Pending	Initiated	Resolved
Mine ID#
12-02349	No	No	0	0	0	0
12-02465	No	No	0	0	0	0
12-02460	No	No	0	0	0	0
12-02394	No	No	0	0	0	1
12-02418	No	No	0	0	0	0
12-02462	No	No	0	0	0	0
12-02249	No	No	0	0	0	0

	Contest of	Contest	Complaints	Complaints	Applications	Appeals of
	Citations/	of	of	of Discharge/	of Temp.	Decisions/
	Orders	Penalties	Compensation	Discrimination	Relief	Orders
Mine ID#
12-02349	0	0	0	0	0	0
12-02465	0	0	0	0	0	0
12-02460	0	0	0	0	0	0
12-02394	0	0	0	0	0	0
12-02418	0	0	0	0	0	0
12-02462	1	0	0	0	0	0
12-02249	0	0	0	0	0	0